Exhibit 99.1

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 1 July 2005 that the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") made the following disposals of shares :

1,861,139 Ordinary Shares at a price of £1.43 per share
1,081 Ordinary Shares at a price of £1.4883 per share
3,618 Ordinary Shares at a price of £1.49 per share

Following the disposals, 52,372,876 Ordinary Shares are currently held under the Trust. Francesco Caio, Rob Rowley, Charles Herlinger, Lord Robertson of Port Ellen George Battersby and Harris Jones (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.